Exhibit 99.1

GW Pharmaceuticals Provides Update on Cannabinoid Pipeline

- CBDV Phase 1 Safety Results and Patent Allowance-

- Type 2 Diabetes Phase 2b Trial Commences -

- Schizophrenia Phase 2 Trial Commences-

London, UK; 17 March 2014: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, today provided an update on the Company’s cannabinoid pipeline.

“While much of the recent attention regarding GW has been associated with our childhood epilepsy and cancer pain development programs, we continue to make great progress with  other pipeline programs, further demonstrating the breadth of our proprietary cannabinoid product development platform to yield interesting and therapeutically beneficial product candidates.” stated Dr. Stephen Wright, GW’s Director of Research and Development. “As GW continues to progress its clinical work with cannabinoids, our pipeline has the potential to yield, as it did with Epidiolex, a flow of exciting new product candidates in a wide variety of therapeutic areas.”

GWP42006 (CBDV) for epilepsy

GW has completed a Phase 1 clinical trial of GWP42006 to treat epilepsy. GWP42006 is a product which features the non-psychoactive cannabinoid cannabidivarin (CBDV) extracted from the cannabis plant. This Phase 1 single ascending and multiple dose pharmacokinetic and safety study in 66 healthy subjects demonstrated no safety or toxicity signals. In this study, subjects were dose titrated to investigate the maximum tolerated dose and to determine what, if any, side effects resulted. CBDV was well tolerated even at the highest tested dose and no significant side effects were observed. There were no serious or severe adverse events, nor any withdrawals due to adverse events, and all mild adverse events resolved on treatment.

CBDV has shown the ability to treat seizures in pre-clinical models of epilepsy with significantly fewer side effects than currently approved anti-epileptic drugs(1). CBDV also appears to employ a different mechanism of action to currently available anti-epileptic treatments. GW expects to commence a Phase 2 study of CBDV in patients with epilepsy later in 2014, using the doses identified as appropriate in this Phase 1 study.

GW also announced that the Intellectual Property Office in the United Kingdom has granted a patent for the use of CBDV in the treatment of epilepsy, patent number GB2479153B. The subject patent covers the use of CBDV alone or in combination with standard anti-epileptic drugs or in combination with other cannabinoids, and provides an exclusivity period until 30 March 2030. This same patent is currently in prosecution with the United States Patent and Trademark Office.

CBDV is one of two product candidates being investigated by GW in the field of epilepsy. The other candidate, Epidiolex, contains plant-derived cannabidiol (CBD) as its active ingredient. Epidiolex has received orphan drug designation from the FDA in the treatment of Dravet syndrome and Lennox-Gastaut syndrome, two infantile onset drug-resistant epilepsy syndromes. The FDA has granted expanded access INDs to several independent investigators in the U.S. to allow treatment of pediatric epilepsy patients with Epidiolex.

GWP42004 for Type 2 diabetes

GW has commenced a 12-week randomized, double blind, placebo controlled Phase 2b study of GWP42004 to treat Type 2 diabetes. GWP42004 is an orally administered product which features plant-derived tetrahydrocannabivarin (THCV) as its active ingredient. THCV is distinct from THC and does not share its intoxicating psychoactive effects. The primary objective of this study is to compare the change in glycemic control in participants with Type 2 diabetes when treated with one of three doses of GWP42004 or placebo as add-on therapy to metformin with the primary endpoint being change from baseline to the end of treatment in mean glycosylated haemoglobin A1c (HbA1c) level. The safety and tolerability of GWP42004 compared with placebo will also be assessed. This study is expected to enroll approximately 200 patients with an estimated completion date of the second half of 2015.

This study follows positive findings reported in November 2012 from a Phase 2a exploratory study, showing evidence of anti-diabetic effects and supporting advancement of GWP42004 into further clinical development. The Phase 2a trial enrolled a total of 62 Type 2 diabetes patients and showed that GWP42004 produced a variety of desirable anti-diabetic effects including reduced fasting plasma glucose levels, an increase in fasting insulin, improved pancreatic beta-cell function, increased serum adiponectin, reduced systolic blood pressure, and reduced serum IL-6 levels. Several of these findings are consistent with pre-clinical data suggesting that GWP42004 protects the insulin-producing cells of the pancreatic islets, a highly desirable feature of a new anti-diabetic medicine, increases insulin sensitivity, and reduces fasting plasma glucose levels.

GW believes that if the Phase 2b study confirms the Phase 2a findings, GWP42004 would have the potential to offer a novel orally-administered treatment option within one of the largest therapeutic areas where a serious unmet medical need still exists.

GWP42003 for schizophrenia

GW has commenced a Phase 2a trial using GWP42003 to treat schizophrenia. GWP42003 featured purified CBD as its active ingredient. The primary objective of this study is to compare the change in symptom severity in patients with schizophrenia or related psychotic disorder when treated with GWP42003 or placebo, added to first-line anti-psychotic therapy over a period of six weeks as change from baseline to the end of treatment using the Positive and Negative Symptom Scale (PANSS)(2) total score. Secondary objectives are to evaluate the effect of GWP42003 on quality of life and cognition and to assess the safety and tolerability of GWP42003. This study is expected to enroll approximately 80 patients with an estimated completion date of the second half of 2015.

GWP42003 has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and importantly has also demonstrated the ability to reduce the characteristic movement disorders induced by currently available anti-psychotic agents. The mechanism of GWP42003 does not appear to rely on the D2 receptor augmentation of standard antipsychotics and therefore has the potential to offer a novel treatment option in this therapeutic area.

Rest of Pipeline

In addition to the pipeline programs highlighted above, GW continues to advance other programs, including:

•                  Sativex in Phase 3 clinical development for cancer pain. Initial top line Phase 3 data expected towards the end of 2014

•                  Sativex in Phase 3 clinical development for MS spasticity. US Phase 3 trial expected to commence in second half of 2014

•                  GWP42003 extract in Phase 2 clinical development for ulcerative colitis. Phase 2 data expected mid-2014

•                  GWP42002:GWP42003 in Phase 1b/2a clinical development for recurrent glioblastoma multiforme

(1) Hill et al, British Journal of Pharmacology, September 2012;

(2) The PANSS is a medical scale completed by a trained rater at site and is used for measuring symptom severity of patients with schizophrenia or related psychotic disorder. It is a 30 item rating instrument that assesses the positive and negative symptoms of schizophrenia as well as symptoms of general psychopathology. A PANSS total score is derived from the sum of the 30 items and the PANSS items are also grouped into three subscales: Positive (‘P’), Negative (‘N’), and General (‘G’). Individual items are rated on a seven point scale, where 1 = absent and 7 = extreme. A decrease in total score indicates an improvement in condition.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 25 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex which has received Orphan Drug Designation from the FDA for the treatment of Dravet and Lennox-Gastaut syndromes, severe, drug-resistant epilepsy syndromes. GW’s product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type-2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic and commercial value of the company’s compounds, the development and commercialization of Epidiolex®, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

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